Mail Stop 4561                                                August 13, 2008


William A. Long
President and Chief Executive Officer
Yadkin Valley Financial Corporation
209 North Bridge Street
Elkin, NC 28621-3404

>           **Re:    Yadkin Valley Financial Corporation**
>                   **Form 10-K**
>                   **Filed March 31, 2008**
>                           **and Documents Incorporated by Reference**
>                   **File No. 000-52099**
>                   **Form 10-Q**
>                   **Filed May 21, 2008**
>                   **File No. 000-52099**

Dear Mr. Long:

      We have reviewed your filing and have the following comments.  Where
indicated, we think you should revise your document in response to these comments.  If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure.  After reviewing this information, we may raise additional
comments.

      Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing.  We look forward to working with you in these respects.  We
welcome any questions you may have about our comments or any other aspect of our
review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 20

1.    We refer to Note 20, Business Segment Information on page 62.  Please tell us
      and in future filing provide a discussion in this section of the operations of your
      business segments including the following information:

    a. The reasons for major yearly changes in the operating results of your business segments.

    b. Any expected future material changes in the contribution of each segment to the consolidated profitability and liquidity of the Company.

    c. The expected effects on segment reporting as a result of the acquisition of Cardinal State Bank which closed in the first quarter of 2008.

Loans, page 27

2. We refer to the five-year table of loans by category which shows that 22% of the loan portfolio is composed of mortgage loans. Tell us and in future filings provide the following information regarding the credit risk characteristics of these loans:

    a. Provide disaggregated information about residential mortgage loans with features that may result in increased credit risk. Consider disclosure of the percentage and dollar amount of ARM loans, subprime loans, loans with minimal documentation requirements, and loans in geographic locations with decreasing collateral values.

    b. Describe any risk mitigation procedures used to reduce exposure to credit risk related to residential mortgage loans.

    c. Disclose any trends related to residential mortgage loans with features that may result in higher credit risk that are reasonably likely to have a materially unfavorable impact on net interest income after provision for loans losses.

Nonperforming Assets, page 28

3. We refer to the five-year table of nonperforming assets and related disclosure of impaired loans in Note 5, Loans and Allowance for Loan Losses on page 49. Please tell us and in future filings provide the following information regarding these loans and other real estate:

    a. Reconcile the total of nonaccrual loans for 2007 and 2006 of $2.563 million and $2.404 million, respectively, with the total impaired loans of $7.8 million and $1.8 million for 2007 and 2008, respectively, as stated in Note 5.

    b. Describe the nature and credit risk characteristics of the loans that are classified as nonaccrual and impaired.

      c.   State the nature and extent to which these loans are collateralized and how the fair value of the underlying collateral was determined.

      d.   Describe the nature and extent of any potential problem loans which are not now disclosed as nonaccrual or past due for which management has serious collectability concerns. Refer to the disclosure requirements of Item III.C.2 of Industry Guide 3.

      e.   Explain how the Company determined that impaired loans for $1.6 million in 2007, as stated in Note 5, did not require a related allowance for loan losses.

Provision and Allowance for Loan Losses, page 28

4.      Please tell us and discuss in future filings the following with respect to the allowance for loan losses related to the types of loans in the loan portfolio described in Note 5, Loans and Allowance for Loan Losses on page 48.

      a.   Considering the material increase in commercial, financial and agricultural loans as well as in real estate construction loans, describe how the Company has considered in determining the allowance for loan losses the increased growth of the loan portfolio, the credit risk characteristics of loan concentrations in construction loans, and geographic concentrations of loans in high risk areas during 2007.

      b.   Discuss any changes in estimation methods and assumptions that have affected or will affect the determination of the allowance for loan losses as a result of the remediation plan discussed on page 64 to address material weaknesses in internal controls regarding the determination of the allowance for loan losses.

      c.   Discuss how actual changes and expected trends in nonperforming loans affected the determination of the allowance considering the credit risk characteristics of the different types of loans.

      d.   Discuss any material future expected changes in the risk characteristics of the loan portfolio that are likely to affect the determination of the allowance for loans losses. Refer to the acquisition of the Cardinal State Bank which is expected to occur during the first quarter of 2008 as stated in Note 2, Business Combination on page 45.

5.      We refer to the second paragraph that states credit quality reviews are based primarily on an analysis of the borrower's cash flows, with asset values considered only as a second source of payment. Please tell us and discuss in future filings the following:

    a. The frequency with which the Company obtains periodic updated appraisals for the underlying collateral of major commercial loans and for construction loans which normally do not have appreciable cash flows.

    b. Any other credit risk control methods the Company has implemented with respect to higher credit risk loans.

6. We refer to the $602,000 balance of other real estate as of December 31, 2007. Please provide us and include in future filings a roll-forward analysis of the changes in other real estate for the latest two fiscal years that reconciles the balance of other real estate at each year end with the following related disclosure for 2007 and 2006 in the Consolidated Statement of Cash Flows on page 38:

    a. The $1.4 million and $870,000 of loans transferred to foreclosed real estate in 2007 and 2006, respectively.

    b. The net loss of $287,000 on the sale of other real estate in 2007.

    c. The proceeds of $1 million from the sale of other real estate owned in 2007.

    d. State the current status of the $868,000 and $959,000 of loans transferred to foreclosed real estate in 2006 and 2005 considering no gain or loss, and no related proceeds from the sale of other real estate were recognized in 2006 and 2005.

Item 5 – Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

7. Please tell the staff whether the performance graph required by Item 201(e) of Regulation S-K was included in the annual report to security holders. Refer to Instruction 7 of the Instructions to Item 201(e) of Regulation S-K. We note that it was included in the definitive proxy statement.

Item 11. Executive Compensation, incorporated by reference from the DEF 14A

General

8. Please confirm that in future filings you will provide the information required by Item 407(e)(4) of Regulation S-K.

9. On page 12 of the definitive proxy statement, Julie Mason and Patricia Wooten are identified as executive officers. However, no compensation disclosure is provided for these individuals. Please confirm that in future filings you will include compensation information for the three most highly compensated

executive officers other than the PEO and PFO.  Refer to Item 402(a)(3)(iii) of Regulation S-K.

10. The Compensation Discussion and Analysis is meant to be a narrative overview at the beginning of the compensation disclosure, putting into perspective the numbers in the tables that follow.  See the report of the Commission Staff regarding executive compensation disclosure, released October 9, 2007.  In the future, please relocate the tables so that they follow the Compensation Discussion and Analysis.

11. Please advise the staff as to why you have not included an option exercises and stock vested table as required by Item 402(g) of Regulation S-K.  It appears that transactions took place during 2007 that should have been included in this table.

Report of the Compensation Committee, page 11 of DEF 14A

12. The caption of this section must be "Compensation Committee Report."  Refer to Item 407(e)(5) of Regulation S-K.  Please confirm that you will revise future filings accordingly.  In addition, please remove all disclosure not required by Item 407(e)(5) from this section in future filings.

Plan-Based Awards, page 15 of DEF 14A

13. All grants of plan-based awards should be presented in a single table.  Refer to Instruction 1 of the Instructions to Item 402(d).  Please revise future filings accordingly.

Signature Page

14. It does not appear that you identify which signatories, if any, have been designated as principal executive officer, principal financial officer, or controller or principal accounting officer in either the Form 10-K or in your subsequent Forms 10-Q.  Consequently, it is difficult to ascertain whether the forms' signature requirements have been satisfied.  Please confirm that you will revise future filings accordingly.

Exhibits

Exhibit 31

15. Your certifications, both in the 10-K and your subsequent Forms 10-Q, include inappropriate modifications.  Please confirm that the certifications in future filings will be revised to conform to the exact form as in the applicable disclosure standard.

William A. Long
President and Chief Executive Officer
Yadkin Valley Financial Corporation
Page 6

Financial Statements for the three-year period ended December 31, 2007

Note 3, Investment Securities, page 45

16.     We note the Company considers that none of the unrealized losses on available
        for sale securities, totaling $366,000 and $1.2 million as of December 31, 2007
        and 2006, relate to the marketability of the securities or the issuer's ability to
        honor the redemption obligations.  Please tell us and disclose in future filings the
        Company's compliance with the "ability and intent to hold" and the evidence
        criteria paragraphs 10 and 16 of EITF 03-1 for determining whether an
        impairment shall be considered other than temporary.

Form 10-Q, filed May 21, 2008

Financial Statements

Note 3, Business Combination, page 9

17.     We note your reference to press releases regarding the business combination that
        are available on your website, www.yadkinvalleybank.com.  In future filings
        please incorporate by reference in your notes to the financial statements only
        documents that have been identified as filed with the Commission.

Note 11, Fair Value, page 14

18.     We note the Company has recorded mortgage servicing rights and impaired loans
        as nonrecurring Level 3 inputs.  Please tell us and in future filings provide the
        reconciliation of the beginning and ending balances of the Level 3 inputs required
        by par. 32.c of SFAS 157 with respect to mortgage servicing rights and impaired
        loans.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 16

19.     We refer to Note 8, Business Segment Information on page 11.  In future filings,
        please discuss the reasons for any material changes in the contribution of specific
        segments to the revenues, profitability or cash flows of the Company considering
        the impact on segment reporting of the acquisition of Cardinal State Bank
        disclosed in Note 3, Business Combinations on page 9.

                    *           *           *           *           *


        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response.  You may wish to
provide us with marked copies of the amendment to expedite our review.  Please furnish

a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edwin Adames, Staff Accountant, at (202) 551-3447 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters.  Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3419 with any other questions.

Sincerely,


Christian Windsor
Special Counsel


cc:      By fax (336) 835-8858
         Edwin E. Laws
         Vice President and Chief Financial Officer